Exhibit 99.1

Notice of No Auditor review of condensed interim consolidated financial statements

The Management of the Company is responsible for the preparation of the accompanying unaudited condensed interim consolidated financial statements. The unaudited condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of consolidated interim financial statements and are in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in US dollars)

	USD	USD
	September 30, 2024	December 31, 2023
Assets
Current
Cash	220,243	898,771
Trade And Other Receivables	3,058,921	1,181,257
Prepaid Expenses	1,441,564	29,673
Inventory	3,866,118	3,544,519
Advance To Suppliers	683,442	1,048,227
	9,270,288	6,702,447
Long Term Receivable	177,155	147,100
Investment in Securities	1,300,000	-
Right Of Use Assets	431,471	630,793
Equipment	145,750	175,335
Intangible Assets	8,038,601	7,856,730
Total Assets	19,363,265	15,512,405

Liabilities And Shareholders’ Equity
Current
Loans to Financial Institutions	2,546,335	89,298
Sale of future receipts	996,048	1,467,899
Accounts Payable and Accrued Liabilities	4,374,116	3,449,103
Deferred Revenue	31,277	2,025
Short Term Lease Liability	26,427	254,668
Warrants and preferred shares liability	1,051,865	156,433
	9,026,068	5,419,426
Long Term Lease Liability	439,027	385,639
	439,027	385,639
Total Liabilities	9,465,095	5,805,065
Shareholders’ Equity
Share Capital	101,997,458	85,714,727
Reserves	14,899,768	14,644,200
Accumulated Other Comprehensive Loss	98,870	98,870
Deficit	(107,097,926)	(90,750,457)
	9,898,170	9,707,340
Total Liabilities And Shareholders’ Equity	19,363,265	15,512,405

Nature of operations and going concern (Note 1)
Subsequent events (Note 18)

Approved on November 14, 2024 on behalf of the Board:

“Lourdes Felix”	“Marc Seelenfreund”
Lourdes Felix - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three and nine months ended September 30

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Revenue	$5,862,575	$1,842,390	$10,111,422	$6,355,744
Cost Of Sales	(4,159,542)	(1,352,293)	(7,348,158)	(4,564,640)
Gross Profit	1,703,033	490,097	2,763,264	1,791,104

Expenses
Amortization And Depreciation	424,393	453,500	1,262,180	1,308,639
Development Expenses	294,753	87,652	329,753	173,102
Selling And Marketing	1,367,546	743,760	3,469,952	2,734,928
Equity promotion and marketing	2,190,162	540,000	4,340,162	1,131,200
Inventory loss (income) from water damage	-	(405,364)	-	(405,364)
General And Administrative	1,166,461	1,458,284	3,238,314	4,012,896
Bad Debts (Recovered)	8,132	16,512	26,990	26,660
Insurance proceeds from water damage	-	(380,077)	-	(380,077)
Share-Based Payments	54,682	202,072	255,568	773,605
Total Operating Expenses	5,506,129	2,716,339	12,922,919	9,375,589

Net Operating Loss	(3,803,096)	(2,226,242)	(10,159,655)	(7,584,485)

Other Expenses
Finance Expense	527,962	33,684	2,250,001	109,033
Loss on issuance	-	-	6,129,282	-
Loss on extinguishment of financial liability	-	-	601,163	-
Foreign exchange	(26,592)	(109,895)	(37,243)	(188,494)
Change in preferred share liability	(386,022)	-	(386,022)	-
Gain on settlement of derivative	(3,723,827)	-	(3,723,827)	-
Change in fair value of warrant liability	3,900	(294,858)	(50,670)	1,561,765
Transaction Costs	427,812	-	1,405,130	-
Total Other Expenses	(3,176,767)	(371,069)	6,187,814	1,482,304
Net Loss for The Period	(626,329)	(1,855,173)	(16,347,469)	(9,066,789)

Comprehensive Loss for The Period	(626,329)	(1,855,173)	(16,347,469)	(9,066,789)

Weighted average shares	1,580,010	14,226	574,313	8,353
Basic and diluted loss per share	(0.40)	(130.41)	(28.46)	(1,085.40)

*	The weighted average share amounts were retroactively adjusted as a result of a reverse split. See Note 9.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the nine months ending September 30, 2024 and September 30, 2023

	Share capital - Number of Share	Share Capital Amount	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
Balance, December 31, 2022	3,549	$73,312,866	$13,647,399	$98,870	(77,818,663)	9,240,472
Warrants exercised	3,101	7,583,617	(3,975,046)	-	-	3,608,571
Warrants transferred from warrant liability	-	-	3,975,046	-	-	3,975,046
Share issued on capital raise	8,052	4,565,250	-	-	-	4,565,250
Share issuance costs on capital raise	-	(759,121)	-	-	-	(759,121)
Share based payments	-	-	773,605	-	-	773,605
Net loss	-	-	-	-	(9,066,789)	(9,066,789)
Balance, September 30, 2023	14,702	84,702,612	14,421,004	98,870	(86,885,452)	12,337,034

Balance, December 31, 2023	31,692	85,714,727	$14,644,200	98,870	(90,750,457)	9,707,340
Shares issued on capital raise	121,152	253,840				253,840
Shares issued to supplier	794	34,286	-	-	-	34,286
Share based payments	-	-	255,568	-	-	255,568
Pre-funded warrants exercised	3,001,752	15,994,605		-	-	15,994,605
Net loss	-	-	-	-	(16,347,469)	(16,347,469)
Balance, September 30, 2024	3,155,390	101,997,458	14,899,768	98,870	(107,097,926)	9,898,170

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the nine months ended September 30, 2024 and September 30, 2023

	2024	2023
Operating activities
Net loss for the year	(16,347,469)	(9,066,789)
Adjustments
Amortization and depreciation	1,262,180	1,308,639
Bad debt expense	26,990	26,660
Interest expense, net of repayments	19,000	-
Fair value changes on derivatives	6,293,753	1,561,765
Gain on settlement of derivative	(3,723,827)	-
Income on inventory due to water damage	-	(405,364)
Foreign exchange	(33,794)	13,436
Share based payments	255,568	773,605
Shares issued to supplier	34,286	-
		-
Net Change in non-cash working capital	(2,319,094)	(1,115,240)
Net cash used in operating activities	(14,532,407)	(6,903,288)

Investing activities
Investment in Securities	(1,300,000)	-
Intangible asset additions	(1,153,837)	(2,051,354)
Equipment additions	(6,308)	(3,737)
Net cash used in investing activities	(2,460,145)	(2,055,091)

Financing activities
Lease payments	(245,113)	(227,829)
Loans to Financial Institutions	2,457,037	531,521
Proceeds on share issuance, net of share issuance costs	-	4,565,250
proceeds from exercise of prefunded warrants	153,646	-
Issuance of warrants, net of redemptions	15,825,435	-
Transaction costs	(1,405,130)	(1,068,121)
Exercise of warrants	-	3,608,571
Sale of future receipts	(471,851)	-
Net cash from financing activities	16,314,024	7,409,392

Effect of foreign exchange on cash	-	1,400
Change in cash and restricted cash for the period	(678,528)	(1,547,587)
Cash and restricted cash, beginning of the period	898,771	1,913,742

Cash and restricted cash, end of period	220,243	366,155

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at September 30, 2024 and December 31, 2023 and For the three and nine months ended September 30, 2024 and 2023

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 7404 King George Boulevard, Suite 200, Surrey, British Columbia V3W-1N6.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) IAS 34 Interim Financial Reporting, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $ $16,347,469 during the nine month period ended September 30, 2024 (nine month period ended September 30, 2023- net loss of $9,066,789), and, as of that date, the Company’s total deficit was $107,097,926 (December 31, 2023 - $90,750,457). The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

War in Israel

On October 7, 2023 a war broke out in Israel and many reservists were called up to the Israeli army.

Several of our employees are or may be subject to military service in the IDF and have been and may be called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

There have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. Additionally, members of our management and employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the import of inputs and the export of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

It is currently not possible to predict the duration or severity of the ongoing conflict in the Middle East or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

2.	BASIS OF PREPARATION

Statement of compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) as well as by International Accounting Standards (IAS) 34 Interim Financial Reporting. Omitted from these financial statements are certain information and note disclosures normally included in the annual financial statements. These financial statements and notes presented should be read in conjunction with the annual financial statements for the year ended December 31, 2023.

The accounting methods and principles of computation adopted in these financial statements are the same as those in annual consolidated financial statements for the year ended December 31, 2023.

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Investments in securities without a readily determinable fair value are recorded at cost. The significant judgements made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2023 annual consolidated financial statements.

Basis of consolidation and presentation

These unaudited condensed interim consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These unaudited condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These condensed interim consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%
Siyata PTT Incorporated	Cayman Islands	100%

3.	TRADE AND OTHER RECEIVABLES

	September 30, 2024	December 31, 2023
Trade receivables	2,863,345	879,509
Allowance for doubtful accounts	(54,698)	-
Taxes receivable	250,274	301,748
Total	$3,058,921	$1,181,257

4.	INVENTORY

	September 30, 2024	December 31, 2023
Finished products	$3,529,880	$4,624,471
Impairment of finished products	-	(1,434,827)
Accessories and spare parts	336,238	829,860
Impairment of accessories and spare parts	-	(474,985)
Total	$3,866,118	$3,544,519

5.	INVESTMENT IN SECURITIES

On June 28, 2024, the Company made a minority investment in Canadian Towers & Fiber Optics Inc. (“Canadian Towers”), a developer of fiber optic systems for the telecommunications sector, for the total amount of $1,000,000. On August 29,2024, the Company made an additional minority investment in Canadian Towers & Fiber Optics Inc. (“Canadian Towers”), for the total amount of $300,000. Canadian Towers is focused on tower development and operating its 700+km fiber network in the attractive wireless market of Mexico. The total investment resulted in the Company acquiring 1,229,795 shares equating to 2.66% of Canadian Towers. The investment is presented at cost.

6.	LOANS TO FINANCIAL INSTITUTIONS

a)	Signifi Mobile Inc. (“Signifi”) had a factoring agreement on its trade receivables effective April 2023, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to Signifi by the funding entity in advance. The remaining 15-20% is paid to Signifi when the funding entity receives payment from the customer. Signifi incurs a financing charge of 1.8% for the first 30 days, then 0.5% every 10 days thereafter. This loan is collateralized by the North American receivables, inventory and equipment.

The 80-85% received upfront remained as a liability from “Signifi” to the funding entity until final settlement, however, all such balances are fully insured with a credit insurance entity in case of non-payment., Financial Instruments, trade receivables are presented at the gross amount of the receivable and the underlying liability for amounts advanced are recorded separately as loans to financial institutions. As at September 30 ,2024, the total amount expended by the funding entity was $1,726,718 excluding $489,857 of purchase order financing, as summarized in note 5 (d) (December 31, 2023- $89,298).

b)	On January 29, 2024, the Company entered into a securities purchase agreement (the “January Purchase Agreement”) with an institutional investor pursuant to which the Company issued an unsecured promissory note in the principal amount of $230,750, with a stated maturity date of November 15, 2024. The gross proceeds to the Company from the exercise totaled approximately $195,000, prior to deducting legal and diligence expenses and agent fees/expenses. The Note’s interest of 5.48% monthly and outstanding principal shall be paid in ten consecutive monthly payments, each in the amount of $25,844 (a total payback of $258,440) commencing on February 15, 2024. In the event the Company fails to pay any amount when due, the interest rate will increase to 22%. Upon the occurrence and during the continuation of any event of default, the Note will become immediately due and payable and the Company is required to pay an amount equal to 150% times the sum of (a) the then outstanding principal amount of the Note, plus (b) any accrued and unpaid interest on the unpaid principal amount of this Note, plus (c) default interest, if any, plus (d) any other amounts owed pursuant to the Note. Following any Event of Default, the Investor may convert any amount due under the Note into shares of the Company’s common shares at a conversion price equal to 75% multiplied by the lowest trading price for the Company’s common shares during the ten trading days prior to the conversion date (representing a discount rate of 25% to market); provided, however, that Investor may not convert any portion of the Note that would cause it, together with its affiliates, to beneficially own in excess of 4.99% of the Company’s common shares. The conversion price and number of shares of the Company’s common shares issuable upon conversion of the Note (if at all) will be subject to adjustment from time to time in the event of any combinations, recapitalization, reclassifications, or similar event. As at September 30, 2024 the promissory note balance was $50,756.

(c)	The Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $150,150, with a stated maturity date of February 28, 2025. The Note’s interest of 5.79% monthly and outstanding principal shall be paid in ten consecutive monthly payments commencing on May 30, 2024, each in the amount of $ $16,817 (a total payback of combined principal and interest in the amount of $168,169). The balance of this promissory note as of September 30, 2024 was $70,020.

6.	LOANS TO FINANCIAL INSTITUTIONS (Cont’d)

(d)	(d) The Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $200,000, with a stated maturity date of June 28, 2025. The Note’s interest of 4.49% monthly and outstanding principal shall be paid in one payment of $175,542 on February 28, 2025 and then consecutive monthly payments commencing on March 28, 2025 for 4 consecutive months pf $23,630.78 per month (a total payback of combined principal and interest in the amount of $270,065). The balance of this promissory note as of September 30, 2024 was $208,984 including accrued interest of $8,984.

(e)	The Company also has a purchase order financing line of credit in the amount of $2,000,000. This line of credit is used to allow the Company to issue, through this financial institution, a letter of credit to their foreign contract manufacturers to finance product manufacturing. As of September 30, 2024, the outstanding balance of letters of credit outstanding is $1,126,966 with a set-up fee in a sum equal to 2.00% monthly of the aggregate of face amounts of all letters of credit. Since this is a contingent liability until the production is completed, this is only included as commitment and contingencies and is not recorded as a liability on the balance sheet at September 30, 2024. The outstanding balance of letters of credit that have been funded and are still outstanding at September 30, 2024 is $489,857 and are included in the loans to financial institutions liability at period end.

	Factoring loan	PO Financing Loan	Jan 29, 2024 Loan	April 30, 2024 Loan	September 4, 2024 Loan	Total

Opening Balance January 1, 2023	-	-	-	-	-	-
Change in factoring for the period	89,298	-	-	-	-	89,298
New loan advances	-	-	-	-	-	-
Loan repayments	-	-	-	-	-	-
Closing Balance December 31, 2023	89,298	-	-	-	-	89,298

Opening Balance January 1, 2024	89,298	-	-	-	-	89,298
Change in factoring for the period	311,020	-	-	-	-	311,020
New loan advances	-	-	200,000	125,000	-	325,000
Loan repayments	-	-	(129,220)	(33,624)	-	(162,844)
Interest included in repayments	-	-	42,671	13,924	-	56,594
Closing Balance June 30, 2024	400,318	-	113,451	105,300		619,068

Change in factoring for the period	1,326,400	-	-	-	-	1,326,400
Net New loan advances	-	489,857		-	200,000	689,857
Loan repayments	-	-	(77,532)	(49,527)		(127,059)
Interest included in repayments	-	-	14,837	15,168	8,984	38,990
Closing Balance September 30, 2024	1,726,718	489,857	50,756	70,941	208,984	2,546,335

7.	SALES OF FUTURE RECEIPTS

(a)

On January 31, 2024, the Company entered into a new agreement for the Sale of Future Receipts in the amount of $489,331. The Company received $323,632 which represents a payment of $339,813 net of $16,181 of transaction fees. This sale of future receipts is repayable in weekly repayments of $17,476 per week for 28 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $489,331. The weekly payment amount is intended to represent 15% of the Company’s future sales. The Company made payments totaling $489,331 in respect of this agreement for the nine months ended September 30, 2024, comprising principal payments of $323,631and interest of $165,700. The principal balances outstanding at September 30, 2024 was $NIL.

This advance was collateralized by 15% of all future revenues of the Company until the advances are repaid in full. The Company agrees to grant a security interest in all of its present and future accounts receivable in an amount, not to exceed 15%.

7.	SALES OF FUTURE RECEIPTS (Cont’d)

(b)

On March 26, 2024, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,920,000. The Company received $401,143 which represents a payment of $521,143 net of $120,000 of transaction fees. The remaining $1,478,857 balance of the original agreement and the $521,143 payment from the new agreement total a principal amount of $2,000,000. The new balance of $1,880,000 (net of the transaction fee) is repayable in weekly repayments of $100,000 per week for 29 weeks which accrues interest at the rate of 3.2% per week, for a total repayment of $2,920,000. The weekly payment amount is intended to represent 15% of the Company’s future sales. Since March 26, 2024 the Company has paid a total of $1,923,952 in payments which consists of $1,006,026 of interest and $917,926 of principal repayments. The balances under this agreement as of September 30, 2024 was outstanding principal of $996,048 which includes accrued interest of $33,974.

Subsequent to the quarter ended September 30, 2024, the Company entered into an agreement for the purchase and sale of future receipts in the amount of $1,920,050, repayable with interest in the amount of $2,803,273 based on weekly payments of $50,000 per week for 10 weeks commencing on October 25, 2024 and then payments of $104,694.23 for 22 weeks commencing on January 3, 2025, subject to the Company meeting certain sales targets. The $1,920,500 purchase price includes the receipt of $754,000 plus the rolling over of the March 26, 2024 previously outstanding sale of future receipts agreement with the same purchaser.

Sale of Future Receipts Payable	11-Oct-23	6-Dec-23	31-Jan-24	26-Mar-24	Total
Opening Balance January 1, 2023	-	-	-	-	-
Proceeds from the sale of future receipts	760,000	677,142	-	-	1,437,142
Principal repayments	(329,142)	(203,143)	-	-	(532,285)
Interest capitalized for early repayment	392,000	-	-	-	392,000
Interest expense for the period	-	139,142	-	-	139,142
Rollover to new loan	(822,858)	822,858	-	-	-
Interest accrued at period end	-	31,900	-	-	31,900
Balance December 31, 2023	-	1,467,899	-	-	1,467,899

Proceeds from the sale of future receipts	-		323,631	401,143	724,774
Principal repayments	-	(586,000)	(139,809)		(725,809)
Interest capitalized for early repayment	-	111,339	-	-	111,339
Interest expense for the period	-	485,619	85,122	-	570,741
Rollover to new loan	-	(1,478,857)	-	1,478,857	-
Interest accrued at period end	-	-	-	33,974	33,974
Balance March 31, 2024	-	-	268,944	1,913,974	2,182,918

Principal repayments	-	-	$(227,189)	$(659,000)	(886,189)
Interest expense for the period	-	-	$83,839	$771,807	855,646
Balance June 30, 2024	-	-	125,594	2,026,781	2,152,375

Principal repayments	-	-	$(122,333)	$(1,264,952)	(1,387,285)
Interest expense for the period	-	-	$(3,261)	$234,219	230,958
Balance Sep 30, 2024	-	-	$-	996,048	996,048

8.	WARRANT LIABILITY AND PREFERRED SHARES

The balance of the warrant liability and preferred shares is as follows:

September 30, 2024
Warrant Liability	100
Preferred Share Liability	1,051,765
1,051,865

8.	WARRANT LIABILITY AND PREFERRED SHARES (Cont’d)

Warrant Liability

The balance of the warrant liability is as follows:

Balance Sheet (Cumulative Total)

	Issued January 11, 2022		PFW Issued October 31, 2023		Issued April 9, 2024		Issued May 10, 2024		Issued June 5, 2024		PFW Issued June 28, 2024		PFW Issued August 15, 2024		Total
	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount
Balance, December 31, 2023	794	$3,158	2,057	$153,275	-	$-	-	$-	-	$-	-	$-			2,851	$156,433

Change in Fair Value		$-	-	(22,584)	-	-	-	-	-	-	-	-	-	-	-	$(22,584)

Balance, March 31, 2024	794	$3,158	2,057	$130,691	-	-	-	-	-	-	-	-	-	-	$2,851	$133,849

Issuance	-	-	-	-	6,556	$104,871	167,051	$3,969,929	37,333	$626,482	560,261	$5,999,999			771,201	$10,701,281
Exercise of warrants - April 11, 2024	-	-	(1,500)	$(85,320)	-	-	-	-	-	-	-	-	-	-	(1,500)	$(85,320)
Day 1 Loss Amortization & Acceleration	-	-	-	-	-	-	-	$3,848,068	-	-	-	-	-	-	-	$3,848,068
Change in Fair Value (May 10 2024 - May 29 2024)	-	-	-	-	-	-	-	$(1,372,403)	-	-	-	-	-	-	-	$(1,372,403)
Exercise of warrants - May 10-29, 2024	-	-	-	-	-	-	(167,051)	$(6,445,594)	-	-	-	-	-	-	(167,051)	$(6,445,594)
Extinguishment of warrant liability (June 5, 2024)	-	-	-	-	(6,556)	$(312,983)	-	-	-	-	-	-	-	-	(6,556)	$(312,983)
Day 1 Loss Acceleration (June 5, 2024)	-	-	-	-	-	$115,271	-	-	-	-	-	-	-	-	-	$115,271
Day 1 Loss Amortization	-	-	-	-	-	$10,480	-	-	-	-	-	-	-	-	-	$10,480
Change in Fair Value		$(3,158)		$(38,054)		$82,361	-	-		$1,316,385	-	$1,797,064	-	-	-	$3,154,598

Balance, June 30, 2024	794	-	557	7,317	-	$-	-	$-	37,333	$1,942,867	560,261	$7,797,063	-	-	598,945	$9,747,247

Issuance	-	-	-	-	-	-	-	-	-	-	-	-	2,272,940	$3,977,268.60	2,272,940	3,977,269
Day 1 Loss Amortization & Acceleration	-	-	-	-	-	-	-	-	-	-	-	-	-	$1,432,329	-	$1,432,329
Change in Fair Value	-	-	-	(7,217)	-	-	-	-	-	(340,846)	-	(2,213,328)	-	(1,685,513.60)	-	(4,246,904.60)
Exercise of warrants - July 1-26, 2024	-	-	-	-	-	-	-	-	-	-	(560,261)	(5,583,735)	-	-	(560,261)	(5,583,735)
Exercise of warrants - August 15-Sep 10, 2024	-	-	-	-	-	-	-	-	-	-	-	-	(2,272,940)	(3,724,084)	(2,272,940)	(3,724,084)
Extinguishment of warrant liability (July 11, 2024)	-	-	-	-	-	-	-	-	(37,333)	(1,602,021)	-	-	-	-	(37,333)	(1,602,021)

Balance, September 30, 2024	794	-	557	100	-	-	-	-	-	-	-	-	-	-	1,351	100

8.	WARRANT LIABILITY AND PREFERRED SHARES (Cont’d)

October 12, 2022 warrants

The Company assessed that the 1,381 and 126 pre-funded warrants issued as part of the October 2022 equity offering, did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $2,065,886 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $1,764.00; exercise price $2,898, expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%. As the warrants are treated as a liability, the residual value method under IAS32 was utilized to allocate the total proceeds of the issuance.

The fair value of the 1,381 warrants as at December 31, 2022 was $1,850,758 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $1,890. strike rate $28,980; expected volatility: 100%; dividend yield 0%; risk free rate: 3.98%.

On January 19, 2023, the warrant holders entered into the agreement noted above to exercise 1,282 of the 1,381 and receive new warrants in exchange. This resulted in the recognition of a change in fair value of $702,898 gain.

The remaining 99 warrants that were outstanding at January 19, 2023 were converted to cashless exercise warrants on March 30, 2023 as described above resulting in a loss of $103,293.

The fair value of the 99 unexercised warrants on January 19, 2023 was $132,957 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $23,940; exercise price $25,200; term 4.73 years; expected volatility: 115%; dividend yield 0%; risk free rate: 3.49%.

The fair value of the pre-funded warrants was $222,441 and was determined by reference to the share price of: $1,764.00 on the day of the offering. The pre-funded warrants were subsequently exercised in 2022 for gross proceeds of $15,900, converting into 126 fully issued common shares.

In connection with the October 2022 equity offering, the Company issued 138 waiver warrants exercisable at $2,898.00 per share; which expire, if unexercised, on October 12, 2027, to entice the holder of the convertible promissory note to waive their right to block the equity offering. The waiver warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss and revalued at the end of each period.

Fair value - Warrants and pre-funded warrants	$2,288,327
Fair value - Waiver warrants	206,485
Total	$2,494,812

The fair value of the waiver warrants as at the issuance date was $206,485 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $1,764.00; exercise price $2,898; expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%.

The fair value of the waiver warrants as at December 31, 2022 was $184,983 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price $1,890.00. strike rate $2,898.00; expected volatility: 100%; dividend yield 0%; risk free rate: 3.10%.

The fair value of the waiver warrants as at March 30, 2023 prior to transfer to equity was $328,696, resulting in a gain of $143,713 and was determined using the stock price of $2,394.00, as the warrants were cashless with exercise price of $NIL at that date.

April 9, 2024 Warrants

On April 9, 2024, The Company raised capital including the issuances of 1,556 common shares, 290 preferred stock and 6,556 warrants with a strike price of $57.24 subject to certain adjustments and a cashless exercise provision. The warrants meet the definition of a derivative financial liability. Details of these capital raise are outlined in Note 9 (b)(i) referred to as “April Class C raise”

8.	WARRANT LIABILITY AND PREFERRED SHARES (Cont’d)

The gross proceeds are allocated to the fair value of the Preferred stock and warrant liability, with the residual allocated to the common shares and recognized as equity. The warrant valuation as of the date of issuance was $230,622.

Day 1 loss as follows:

Day 1 loss- warrants

Fair value	$230,622
Carrying amount, initial recognition	$104,865

Day 1 loss-	$125,757

On May 10, 2024, due to a capital raise, these 6,556 warrants at $57.24 were repriced due to the anti-dilution clause resulting to 35,945 warrants at $10.44.

On June 5, 2024, due to another capital raise, these warrants had a fair value of $312,983 which meant a change in fair value of $82,361 was recognized. As well, an amortization of the day one loss of $10,480, a day acceleration loss of $115,277, and a loss on extinguishment of this warrant liability of $601,163.

May 10, 2024, Prefunded Warrants

On May 10, 2024, the Company issued 167,051 pre-funded warrants at $23.22 per share with no expiration date. The warrants are exercisable into one common share at an exercise price of $0.18, subject to the adjustments. These warrants contain a cashless exercise option. The details of said capital raise was outlined in Note 9(A)(c).

These warrants meet the definition of a derivative financial liability and are a liability recognized at fair value.

The fair value of these warrants as of the date of issuance was determined to be $468.00 per warrant which is a fair value of $7,797,235. There is a day 1 loss related to the difference in the transaction price and the fair value of the warrant liability on initial measurement. The total day 1 loss on the warrant liability is equal to $3,827,306 since total proceeds was $3,969,929.

During Q2 2024, these 167,051 prefunded warrants were all exercised at $0.18 for gross proceeds of $30,069 which was credited to share capital. This exercise also resulted in crediting the share capital for $6,445,594 and a change in fair value gain of $1,372,403.

June 5, 2024 Warrants

On June 5, 2024, as part of the “June Class C raise” as more described in Note 9(B) (iv) the Company also issued 37,333 warrants that are each exercisable at $57.24 into one common share, expiring with five years from the issuance date. These warrants include a cashless exercise provision and anti-dilution provisions. As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed for fixed’ requirement in paragraph 16(b)(ii) of IAS 32, as such these warrants were classified as a financial liability.

The fair value of these warrants at the date of issuance is $626,482. Due to the capital raise on June 28, 2024 the anti-dilution clause resulted in a change in fair value of these warrants to $1,942,867, and the change in fair value loss is $1,316,385.

June 28, 2024 Warrants

On June 28, 2024, as outlined in more detail in Note 9(A) (v) the Company 560,261 pre-funded warrants that are each exercisable into one common share at $0.18 per warrant, with no expiry. These warrants include a cashless exercise provision. As the warrants meet all of the noted characteristics, they meet the definition of a derivative. Therefore, in determining whether the instrument is to be classified as equity or financial liability, management will apply the guidance under IAS 32.16(b)(ii). As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed’ requirement in paragraph 16(b)(i) of IAS 32, as such these warrants were classified as a financial liability.

The pre-funded warrants fair value has been calculated based on the intrinsic fair value of the warrant. The share price on June 28, 2024 was $14.40 per share and therefore the fair value per warrant was determined to be $14.22 per warrant, which is a total fair value on date of issuance of $7,797,063. There is a day 1 loss related to the difference in the transaction price of $5,999,999 and the fair value of the warrant liability on initial measurement of $7,787,063 for a day 1 loss is equal to $1,797,064 and is recognized in the period.

8.	WARRANT LIABILITY AND PREFERRED SHARES (Cont’d)

July 18, 2024 Exchange of warrants for 293 Class C shares of the Company:

On July 18, 2024, the Company redeemed all of the outstanding warrants from both the “April Class C raise” and the “June Class C raise” in exchange for 293 Class C preferred shares. The fair value of these warrants at June 30, 2024 was $1,942,867 and as of July 11, 2024 the change in fair value decrease was $340,846 for a fair value as of July 11, 2024 of $1,602,021. The fair value of the 93 Class C preferred shares offered in exchange was $344,706 resulting in a gain on extinguishment of $1,257,315.

August 15, 2024 Warrants

On August 15, 2024, as outlined in more detail in Note 9(A) (vi) the Company issued 2,272,940 pre-funded warrants that are each exercisable into one common share at $0.01 per warrant, with no expiry. These warrants include a cashless exercise provision. As the warrants meet all of the noted characteristics, they meet the definition of a derivative. Therefore, in determining whether the instrument is to be classified as equity or financial liability, management will apply the guidance under IAS 32.16(b)(ii). As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed’ requirement in paragraph 16(b)(i) of IAS 32, as such these warrants were classified as a financial liability.

The pre-funded warrants fair value has been calculated based on the intrinsic fair value of the warrant. The share price on August 15, 2024 was $14.40 per share and therefore the fair value per warrant was determined to be $14.22 per warrant, which is a total fair value on date of issuance of $7,797,063. There is a day 1 loss related to the difference in the transaction price of $5,999,999 and the fair value of the warrant liability on initial measurement of $7,787,063 for a day 1 loss is equal to $1,797,064 and is recognized in the period.

Preferred Share Liability

The Company treated the preferred shares as preferred shares liability.

The balance of the Preferred Share Liability is as follows:

		Pref share
Class C Preferred Share Activity to September 30, 2024	# of Units	Liability $
Opening Balance January 1, 2024	-	-
Issuances for the period	1,247	1,467,058
Redemptions for the period	(353)	(415,293)
Closing Balance September 30, 2024	894	$1,051,765

		Pref share
Class C Preferred Share Activity to date of MD&A	# of Units	Liability $
Opening Balance January 1, 2024	-	-
Issuances for the period	1,793	2,109,411
Redemptions for the period	(836)	(983,528)
Closing Balance Date of MD&A	957	$1,125,884

Refer to Note 9 (B) “Preferred share transactions” for details of these Class C preferred share during the 9 months ended September 30, 2024 and for subsequent events until the date of release of these financials statements.

9.	SHARE CAPITAL

(a)	Authorized - Unlimited number of common shares without par value

As at September 30, 2024, the Company had 3,155,390 common shares issued and outstanding (December 31, 2023 – 31,692).

As of the date of issuance of these financial statements, the total outstanding common shares is 4,072,359.

On Augst 2, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 18 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On December 4, 2023 the Company consolidated (each a “Share”) its common shares on the basis of 7 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On August 3, 2023 the Company consolidated (each a “Share”) its common shares on the basis of 100 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

Common share issuances in the year to date ended September 30, 2024 are as follows:

a) On April 9, 2024 as part of the “April Class C raise”, the Company issued 1,556 common shares as more fully described in Note 9 (B). The residual value of these common shares was Nil.

(b) On April 12, 2024, 1,500 prefunded warrants issued in October 2023 were exercised into 1,500 common shares of the Company. The Company credited $87,210 to share capital based on the market price of the common shares as of the date of exercise plus proceeds received from the exercise of $1,890.

(c) On April 17, 2024 as part of the “2nd April Class C raise”, the Company issued 1,556 common shares as more fully described in Note 10 (C). The residual value of these common shares was Nil.

(d) On May 10, 2024, the Company issued 167,051 pre-funded warrants at $23.22 per share with no expiration date. The warrants are exercisable into one common share at an exercise price of $0.18, subject to the adjustments. These warrants contain a cashless exercise option.

These warrants meet the definition of a derivative financial liability and are a liability recognized at fair value.

The fair value of these warrants as of the date of issuance was determined to be $468.00 per warrant which is a fair value of $7,817,997. There is a day 1 loss related to the difference in the transaction price and the fair value of the warrant liability on initial measurement. The total day 1 loss on the warrant liability is equal to $3,848,068 since total proceeds was $3,969,929.

The fair value of the pre-funded warrant liability is based on a valuation technique which is equal to the market price of the underlying share less the $0.18 strike price. Therefore, the warrant’s fair value is evidenced based on a valuation technique using data from observable markets. IFRS 9.B5.1.2A is met and therefore the difference between the fair value and the transaction price is recognized immediately as a day one loss.

(e) During May 2024, these 167,051 prefunded warrants (as described in Note 9(a)(d) were all exercised at $0.18 for gross proceeds of $30,069.22 which was credited to share capital. This exercise also resulted in crediting the share capital for $6,445,594 and a change in fair value gain of $1,372,403.

(f) On May 21, 2024 the Company issued 794 common shares to a supplier in lieu of payment valued at $34,286.

(g) On June 5, 2024 the Company issued 1,556 common shares and 256 shares of preferred stock to an institutional investor as discussed in Note 9 (b)(iii) “second June Class C raise”. Allocation to common shares was $Nil.

(h) On June 5, 2024 the Company issued to an investor 8,444 common shares, 118 preferred stock and 37,333 warrants with a strike price of $57.24 subject to certain adjustments. The details of this transaction are outlined in Note 9 (b)(iv) “June Class C raise”.

(i) On June 28, 2024, the Company entered into another capital raise issuing 24,111 common shares and 560,261 pre-funded warrants. The total gross proceeds from the issuance of the prefunded warrants and common shares amounted to $5,999,999. In addition, the Company incurred $477,641 in expenses related to the transaction including legal expenses and placement fees that was expensed in the period and included in transaction costs in the period incurred.

9.	SHARE CAPITAL (Cont’d)

The pre-funded warrants fair value has been calculated based on the intrinsic fair value of the warrant. The share price on June 28, 2024 was $14.40 per share and therefore the fair value per warrant was determined to be $14.22 per warrant for a total warrant liability of $7,797,063.

The pre-funded warrants are a derivative liability subsequently measured at fair value through profit or loss and therefore the transaction costs are expensed.

There is a day 1 loss of $1,797,064 related to the difference in the transaction price of $5,999,999 and the fair value of the warrant liability of $7,797,063. on initial measurement. The total day 1 loss is equal to $1,797,064 and is fully allocated to the warrant liability.

The fair value of the pre-funded warrant liability is based on a valuation technique which is equal to the market price of the underlying share less the $0.18 strike price. Therefore, the warrant’s fair value is evidenced based on a valuation technique using data from observable markets. IFRS 9.B5.1.2A is met and therefore the difference between the fair value and the transaction price is recognized immediately as a day one loss.

The common shares were recorded at the residual amount which amounted to $nil as the fair value of the pre-funded warrants exceeds the proceeds of $5,999,999.

(j) The 560,261 prefunded warrants from the June 28, 2004 capital raise were all exercised for 560,261 common shares of the Company in the month of July 2024 for gross proceeds of $100,847.00. This resulted in a loss on change in fair value of $2,213,328, which is the difference between the value of the shares at the date of exercises of $5,583,735 and the fair value of these warrants on June 28, 2024 of 7,797,063. The total amount credited to share capital for the issuance of these 560,261 common shares was $5,684,582 which consists of the fair value of the common shares on their dates of issuance of $5,583,735 plus the proceeds received on exercise of $100,847.

(k) On August 15, 2024, the Company entered into a capital raise issuing 80,000 common shares and 2,272,940 pre-funded warrants. The total gross proceeds from the issuance of the prefunded warrants and common shares amounted to $3,977,269. In addition, the Company incurred $419,941 in expenses related to the transaction including legal expenses and placement fees that were expensed in the period and included in transaction costs in the period incurred.

The pre-funded warrants’ fair value has been calculated based on the intrinsic fair value of the warrant. The share price on August15, 2024 was $2.40 per share and therefore the fair value per warrant was determined to be $2.39 per warrant for a total warrant liability of $5,543,327.

The pre-funded warrants are a derivative liability subsequently measured at fair value through profit or loss and therefore the transaction costs are expensed.

There is a day 1 loss of $1,566,058 related to the difference in the transaction price of $3,977,269 and the fair value of the warrant liability of $5,543,327. on initial measurement. The total day 1 loss is equal to $1,797,064 and is fully allocated to the warrant liability.

The fair value of the pre-funded warrant liability is based on a valuation technique which is equal to the market price of the underlying share less the $0.0.1 strike price. Therefore, the warrant’s fair value is evidenced based on a valuation technique using data from observable markets. IFRS 9.B5.1.2A is met and therefore the difference between the fair value and the transaction price is recognized immediately as a day one loss.

The common shares were recorded at the residual amount which amounted to $nil as the fair value of the pre-funded warrants exceeds the proceeds of $3,977,269.

(l)	The 2,272,940 prefunded warrants from August 15, 2004 capital raise were all exercised for 2,272,940 common shares of the Company from August 15, 2024 until September 10, 2024 for gross proceeds of $22,729.40. This resulted in a gain on change in fair value of $253,184, which is the difference between the value of the shares at the date of exercises of $3,724,084 and the fair value of these warrants on Augus 15, 2024 of 3,977,268. Total amount credited to share capital for the issuance of these 2,272,940 common shares was $3,746,813.40 which consists of the fair value of the common shares on their dates of issuance of $3,724,084 plus the proceeds received on exercise of $22,729.40.

Common share transactions subsequent to the quarter ended September 30, 2024

1)	In October 2024, holders of a total of 483 Class C preferred shares, with a face value of $483,000, opted to convert these Class C preferred shares into 836,969 common shares of the Company. These Class C preferred shares were classified as liabilities and so the Company reduced their liability on the balance sheet by the carrying value cost of these preferred shares in the amount of $568,235 and credited common share capital for the same amount with no gain or loss on extinguishment.

2)	On October 31, 2024, the Company entered into a Securities Purchase Agreement with a single investor to sell 420 Class C preferred shares for proceeds of $360,000. As part of this Agreement, the Company issued 80,000 common shares as a commitment fee. The 420 Class C preferred share is classified as a financial instrument and is treated as a liability for its fair value at the date of acquisition. As the fair value of the preferred shares exceeds the gross proceeds received, the residual value attributable to the common shares is Nil.

9.	SHARE CAPITAL (Cont’d)

(b)	Authorized – 2,000 Class “C” preferred shares without par value,

As at September 30, 2024, the Company had 894 Class “C” preferred shares issued and outstanding (December 31, 2023 – NIL).

As of the date of issuance of these financial statements, the total outstanding Class “C” preferred shares is 957. See Subsequent events for preferred share issuance and redemptions.

All the Class C preferred shares issued and outstanding are treated as liabilities on the Balance Sheet

Preferred share transactions

		Pref share
Class C Preferred Share Activity to September 30, 2024	# of Units	Liability $
Opening Balance January 1, 2024	-	-
Issuances for the period	1,247	1,467,058
Redemptions for the period	(353)	(415,293)
Closing Balance September 30, 2024	894	$1,051,765

		Pref share
Class C Preferred Share Activity to date of MD&A	# of Units	Liability $
Opening Balance January 1, 2024	-	-
Issuances for the period	1,793	2,109,411
Redemptions for the period	(836)	(983,528)
Closing Balance Date of MD&A	957	$1,125,884

Transactions for the nine months ended September 30, 2024 are as follows:

(i)

On April 9, 2024, “April Class C raise”, the Company closed an equity offering by issuing 1,556 Commitment Fee Shares (“common shares”), 290 convertible Series C Preferred Stock (“Preferred Stock”) at a price of $1,000 per share and 6,556 warrants to purchase common shares.

The total gross proceeds from the issuance of the Preferred Stock, warrants and common stock amounted to $290,000. After accounting for a discount on the issuance of these shares of Preferred Stock of $30,000 and $10,000 on legal expenses, the Company received net cash proceeds of $250,000

The Preferred Stock includes a conversion feature that allows the Holder to convert these shares to common stock. If the Holder decides to exercise the conversion option, the conversion price which is the lower of $57.24 per share of common stock and 85% of the lesser of:

(i)	the average of the closing price for the common stock on the ten trading days immediately prior to the Closing Date; and

(ii)	the average closing price of the common stock during the ten trading days immediately prior to the Conversion Date.

The Preferred Stock can be redeemed at the discretion of the of the Company, upon providing the Holder three (3) trading days written notice to redeem the Preferred Stock at the following premium:

(i)	Within the first 90 from issuance, at a price equal to 1.25, multiplied by the sum of $290,000, all accrued but unpaid dividends and all other amounts due pursuant to the Certificate of Designation for all Purchased Shares;

(ii)	Within days 90-180 from issuance, at a price equal to 1.35, multiplied by the sum of the $290,000, all accrued but unpaid dividends and all other amounts due pursuant to the Certificate of Designation for all Purchased Shares.

The Company will maintain a reserve with its transfer agent consisting of 59,167 shares of its Common Share for the benefit of the Holder, and at all times thereafter three times the number of common shares issuable upon conversion of the Preferred stock, and two times the number of the common shares issuable upon exercise of the Warrants (see below) held by the Holder.

The Preferred stock meets the definition of a non-derivative financial liability. The common shares were recorded at the residual amount which amounted to $nil as the fair value of the preferred shares and warrants exceeded the cash consideration received ($260,000).

9.	SHARE CAPITAL (Cont’d)

For the Class “C” preferred shares, the difference between the fair value and the transaction price is recognized immediately as a day one loss.

Day 1 loss- preferred shares

Fair value	$341,176
Carrying amount, initial recognition	$155,129

Day 1 loss- recognized in profit and loss	186,017

Day 1 loss-warrants

Day 1 loss- warrants

Fair value	$230,622
Carrying amount, initial recognition	$104,871

Day 1 loss- deferred	$125,751

The $10,000 in transaction costs were allocated between the warrants, Preferred stock and the common shares as noted above. The allocated transactions to both the warrants and the Class “C” preferred share were expensed in the period.

(ii)	On April 17, 2024, the “2nd April Class C raise”, the Company issued 28,000 common shares and 290 preferred stock. The gross proceeds from the issuance of the preferred stock and common shares totaled $290,000, with a discount of $40,000 applied against these proceeds. The net cash proceeds were $250,000 and the Company incurred $5,000 in legal costs associated with the capital raise. There is a day 1 loss related to the difference in the transaction price of $250,000 and the fair value of the preferred shares on the initial measurement of $341,176. The total day 1 loss is equal to $91,176 and is recognized as a Day 1 loss through profit or loss. The common shares were recorded at the residual amount which is $nil because the fair value of the preferred shares exceeded the proceeds of $250,000. The Company incurred legal fees totaling $5,000 in relation to the issuance of these securities. These associated transaction costs are expensed in the period.

The attributes discussed in “April Class C raise” 9(b) (i) above, are attributable to this capital raise as well. This SPA also includes a subsequent financing clause which at the request of the holder, may redeem 33.3% of any Class C preferred shares outstanding for proceeds of $1,000 per share. As a result, the Company redeemed 97 Class C preferred shares in May 2024 after the May 10, 2024 capital raise. Therefore on September 30, 2024, 193 Class C preferred shares remained outstanding.

(iii)	On June 5, 2024, the “June Class C raise” the Company issued 1,556 common shares and 256 shares of preferred stock to an institutional investor. The gross proceeds from the issuance of the preferred stock and common shares totaled $256,000 with a discount of $36,000 applied against these proceeds. The net cash proceeds were $220,000 and the Company incurred $4,000 in legal expenses. The fair value of the 256 preferred shares on the date of the transaction was $301,176. There is a day 1 loss of $81,176 related to the difference in the transaction price of $220,000 and the fair value of the preferred shares on initial measurement of $301,176.

The day 1 loss of $81,176 is immediately recognized in income as ‘change in fair value through profit or loss.

The 1,556 common shares were recorded at the residual amount which amounted to $nil as the fair value of the preferred shares exceeded the proceeds of $220,000.

The Company incurred legal fees totaling $4,000 in relation to the issuance of these securities. In determining the allocation between the preferred shares and the common shares, the transaction costs would be fully allocated to the preferred shares because the common shares were recognized at $nil. As the preferred stock is classified as a financial liability at fair value, the associated $4,000 in transaction costs were expensed in full.

The security purchase agreement for this transaction had the same attributes as the “2nd April Class C raise” including that the investor may request that one third of their own preferred shares would be redeemed for $1,000 per share in the event of any subsequent financing.

As a result, after the June 28, 2024 capital raise, 150 Class C preferred shares were redeemed for $150,000 and after the August 15, 2024 capital raise another 106 Class C preferred shares were redeemed for proceeds of $106,000. Therefore at September 30, 2024, none of the “June Class C raise” preferred shares remained outstanding.

(iv)	On June 5, 2024 the “2nd Class C raise” the Company issued to an investor 8,444 common shares, 118 preferred stock and 37,333 warrants with a strike price of $57.24 subject to certain adjustments. The gross proceeds from the issuance of the preferred stock, warrants and common shares totaled $118,000 with a discount of $13,000 applied against these proceeds. The net cash proceeds were $105,000. In addition, the Company incurred $5,000 in legal expenses. As part of the capital raise, the Company canceled the 6,556 warrants issued on April 9, 2024. The warrants issued on April 9, 2024 were subject to anti-dilution clauses. The May 10, 2024 capital raise triggered an adjustment to the number of shares issuable upon exercise and the strike price per share. As a result, the 6,556 warrants were exercisable into 16,036 warrant shares with a strike price of $23.40 per share. The 6,556 warrants were canceled as part of the equity raise. This capital raise has been accounted for as a debt extinguishment and therefore there is no day one loss, instead there is a loss on extinguishment recognized in profit and loss. The new derivative warrant liability is measured at fair value, the preferred share liability is measured at fair value and the common shares issued are measured at fair value in accordance with IFRIC 19.

The difference between the carrying amount of the extinguished warrant liability and the consideration paid, which includes the new warrant liability, the preferred share liability and the common shares is recognized in profit or loss in accordance with IFRS 9.3.3.3. In addition, the Company received new cash proceeds which will reduce the loss on extinguishment.

9.	SHARE CAPITAL (Cont’d)

Calculation of loss on extinguishment:

New cash proceeds	$105,000
Carrying amount of the extinguished warrant liability	$312,983
$417,983
Consideration
New warrant liability (37,333; exercise price of $57.24)	$626,482
Preferred share liability (118 shares)	$138,824
Common shares (8,444 @ $30.06 per share)	$253,840
$1,019,146
Loss on extinguishment	$601,163

●	On May 16, 2024, the Company redeemed 97 Class ‘C’ preferred shares that was originally purchased by the investor on April 17, 2024. The Company paid $97,000 to redeem these shares.

●	On July 8, 2024 the Company redeemed 150 Class ‘C’ preferred shares that was originally purchased by the investor on June 5, 2024. The Company paid $150,000 to redeem these shares.

●

On July 18, 2024, as part of a warrant exchange agreement, the Company issued 293 Class ‘C’ preferred shares in exchange for the cancellation of 204,690 warrant shares with a strike price of $10.44 per share.

●	On August 18, 2024, the Company redeemed 106 of the Class C preferred shares that was originally purchased by the investor on June 5, 2024. The Company paid $106,000 to redeem these shares.

Subsequent to September 30, 2024

●	In October 2024, holders of a total of 483 Class C preferred shares, with a face value of $483,000, opted to convert these Class C preferred shares into 836,969 common shares of the Company. These Class C preferred shares were classified as liabilities and so the Company reduced their liability on the balance sheet by the carrying value cost of these preferred shares in the amount of $568,235 and credited common share capital for the same amount with no gain or loss on extinguishment.

●	On October 31, 2024, the Company entered into a Securities Purchase Agreement with a single investor to sell 420 Class C preferred shares for proceeds of $360,000. As part of this Agreement, the Company issued 80,000 common shares as a commitment fee. The 420 Class C preferred share is classified as a financial instrument and is treated as a liability for its fair value at the date of acquisition. As the fair value of the preferred shares exceeds the gross proceeds received, the residual value attributable to the common shares is Nil.

9.	SHARE CAPITAL (Cont’d)

Transactions for the year ended December 31, 2023 are as follows:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 1,432 of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $2,898 to $2,520 per share and issue new unregistered warrants to purchase up to an aggregate of 1,432 common shares with an exercise price of $2,520 per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $2,520 per share and have a term of exercise equal to five years. In connection with the exercise, the Company was required pursuant to the terms of 237 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $2,898 to $2,520.

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 1,669 outstanding $252.00 warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore, in the first week of April 2023, 1,359 warrants were exercised cashless in exchange for 1,359 common shares of the Company with 311 cashless warrants were exercised cashless in June 2023.

On June 28, 2023 the Company issued 3,968 common shares at $567 per share for gross proceeds of $2,250,000 before offering expenses and other expenses included in share issuance costs.

On July 13, 2023, the Company issued 4,083 common shares at $567 per share for gross proceeds of $2,315,250 before offering expenses and other expenses included in share issuance costs.

The Company closed an equity offering on October 31, 2023 at a price of $81.90 on 14,841 common shares for gross proceeds of $1,215,500 and for a purchase price of $80.64 per warrant on 4,206 pre-funded warrants to purchase common shares for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

On November 1, 2023, 1,429 of the prefunded warrants were exercised. In lieu of the warrant holders paying the $1.26 to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 1,407 common shares.

On December 12, 2023, 721 prefunded warrants of the 2,778 owned by Lind Partners were exercised by paying $1.26 per warrant.

9.	SHARE CAPITAL (Cont’d)

(c)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding options, December 31, 2022	121	$45,376.16
Granted	-	-
Expired/Cancelled	(1)	162,684.00
Outstanding options, December 31, 2023	120	$38,903.00
Granted
Expired/Cancelled	(1)	708,880
Outstanding options, September 30, 2024	119	$33,077.65

As at September 30, 2024 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

15-Nov-20	8	8	75,600.00	15-Nov-30	6.13
15-Nov-20	13	13	75,600.00	15-Nov-25	1.13
2-Jan-21	5	5	144,900.00	2-Jan-26	1.26
2-Jan-21	1	1	144,900.00	2-Jan-31	6.26
18-Jan-21	1	1	144,900.00	18-Jan-26	1.30
1-Jan-22	2	2	50,400.00	29-Oct-26	2.08
13-Apr-22	63	53	13,860.00	13-Apr-27	2.33
12-Jul-22	26	20	13,860.00	12-Jul-25	0.78
Total	119	103	$33,077.65		2.20

Transactions for the nine-month period ended September 30, 2024 are as follows:

●	One options outstanding with a weighted average exercise price of $708,880 per option expired in January, 2024;

(d)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2023 and the six-month period ended September 30, 2024 is as follows:

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2022	251	$13,232.52
Granted	-	-
Exercised/cancelled	(8)	(13,860.00)
Outstanding RSU, December 31, 2023	243	$13,213.93
Granted	-	-
Exercised/cancelled	-	-
Outstanding RSU, September 30, 2024	243	$13,213.93

9.	SHARE CAPITAL (Cont’d)

Restricted share units outstanding at September 30, 2024 are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	178	167	$12,978
13-Apr-22	65	58	$13,860
Outstanding RSU, September 30, 2024	243	225	$13,213,93

There were no transactions for the nine months ended September 30, 2024.

(e)	Agents’ options

A summary of the Company’s agent options activity is as follows:

	Number of	Weighted average
	options	exercise price
Outstanding agent options, December 31, 2022	74	$61,423.30
Granted	952	90.09
Outstanding agent options, December 31, 2023	1,026	$4,513.73
Expired	(5)	144,900
Outstanding agent options, September 30, 2024 and the date of the MD&A	1,021	$3,798.60

As at September 30, 2024 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
29-Sep-20	9	9	$83,160.00	28-Sep-25	0.99
29-Sep-20	21	21	$86,310.00	28-Sep-25	0.99
11-Jan-22	35	35	$31,878.00	11-Jan-27	2.28
1-Apr-22	4	4	$28,980.00	8-Mar-27	2.44
31-Oct-23	952	952	$90.09	31-Oct-28	4.09
Total	1,021	1,021	3,798.60		3.93

There were no transactions for the nine months ended September 30, 2023 and nine months ended September 30, 2024.

(f)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2022	2,709	$27,225.82
Granted	5,638	$700.18
Exercised	(5,251)	$5,227.20
Outstanding, December 31, 2023	3,096	$16,232.02
Granted	3,006,808	$0.18
Expired	(102)	$0.01
Exercised/Exchanged	(3,008,308)	$0.01
Outstanding, September 30, 2024	1,494	$23,679.27

9.	SHARE CAPITAL (Cont’d)

At September 30, 2024 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	143	86,310.00	28-Sep-25
11-Jan-22	**794	28,980.00	10-Jan-27
31-Oct-23	**557	1.26	none
Total	1,494	$23,679.27

**	For financial statement presentation, these share purchase warrants are have been treated as a financial instrument and are included as liabilities on the statement of financial position since their date of issuance.

Transactions for the nine-month period ended September 30, 2024 are as follows:

●	April 9, 2024, 1,500 prefunded warrants were exercised at $1.26 for gross proceeds of $1,890

●	April 9, 2024 6,556 warrants were issued as part of the Class ‘C’ preferred share raise exercisable into common shares at $57.24 per warrant. On May 10, 2024 as a result of an anti-dilution clause, the 6,556 warrants became 16,035 warrants exercisable at $23.40 per warrant.

●	May 10, 2024 167,040 prefunded warrants were issued with a $0.18 exercise price. These prefunded warrants were exercised in the month of May 2024 for gross proceeds of $30,067.20.

●	June 5, 2024 the Company as part of a Class ‘C’ preferred share raise, cancelled the 16,035 warrants that had a $23.40 exercise price and issued 37,333 warrants exercisable at $57.24 per warrant. On June 28, 2024 as a result of an anti-dilution clause, the 37,333 warrants became 204,688 warrants exercisable at $10.44 per warrant. On July 18, 2024, the Company and the agreed to exchange the 204,6888 outstanding warrants for 293 Class ‘C’ preferred shares for zero net proceeds,

●	June 28, 2024 as part of a capital raise, the Company issued 560,261 prefunded warrants exercisable at $0.18 per warrant. In July 2024, all of these warrants were exercised for gross proceeds of $100,847.

●	August 15, 2024 as part of a capital raise, the Company issued 2,272,940 prefunded warrants exercisable at $0.01 per warrant. By September 6, 2024, all of these warrants were exercised for gross proceeds of $22,729.40.

Transactions for the nine months ended September 30, 2023 are as follows:

●	On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 1,432 of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $2,898. to $2,520.00 per share and issue new unregistered warrants to purchase up to an aggregate of 1,432 common shares with an exercise price of $2,520.00 per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $2,520.00 per share and have a term of exercise equal to five years. In connection with the exercise, the Company was required pursuant to the terms of 24 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $2,898 to $2,520.

●	On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 1,669 outstanding $2,520 warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore, in the first week of April 2023, 1,359 warrants were exercised cashless in exchange for 1,359 common shares of the Company with 311 cashless warrants were exercised cashless in June 2023.

10.	COST OF SALES

(in thousands)	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023
Inventory expensed	$6,126	$3,627	$3,422	$1,035
Royalties	300	300	186	103
Other expenses	922	638	552	214
Total	$7,348	$4,565	$4,160	$1,352

11.	SELLING AND MARKETING EXPENSES

(in thousands)	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023
Salaries and related expenses	$2,808	$2,007	$1,219	$691
Advertising and marketing	502	591	68	17
Travel and conferences	160	137	81	36
Total	$3,470	$2,735	$1,368	$744

12.	EQUITY PROMOTION AND MARKETING

Equity promotion and marketing expenses include costs incurred to enhance the Company’s brand equity and market presence. These expenses cover advertising, promotional activities and public relations efforts aimed at increasing brand awareness and customer engagement. Such expenses are expensed as incurred and are not capitalized.

13.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023
Salaries and related expenses	$711	$725	$266	$284
Professional services	571	1,221	225	436
Consulting and director fees	943	782	375	296
Travel	86	63	10	16
Office and general	700	906	216	296
Regulatory and filing fees	119	143	48	59
Shareholder relations	108	173	26	71
Total	$3,238	$4,013	$1,166	$1,458

14.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

14.	FINANCIAL INSTRUMENTS (Cont’d)

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 42% of the Company’s revenue for the six months ended September 30, 2024 (September 30, 2023 - 19%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders.

As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $26,990 at September 30, 2024 (September 30, 2023 - $1,047,802)

More than 71% (2023 – 60%) of the Company’s customers have been active with the Company for over four years. The allowance for doubtful accounts of $54,699 (2023 - $1,047,802) has been recognized in the year incurred. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

14.	FINANCIAL INSTRUMENTS (Cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the calculation of the fair value of the warranty liability which are revalued based on changes in the parameters which include the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

15.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel For the three and nine months ended September 30, 2024 and 2023 are as follows:

	(in thousands)
	Three months ended September 30		Nine months ended September 30
Payments to key management personnel	2024	2023	2024	2023
Salaries, consulting and directors’ fees	$391,774	$339,878	$1,175,421	$1,007,410
Share-based payments	41,069	155,138	194,308	593,146
Total	$432,843	$494,966	$1,369,729	$1,600,556

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
		Three months ended Sep 30		Nine months ended Sep 30
Type of Service	Nature of Relationship	2024	2023	2024	2023
Selling and marketing expenses	VP Technology/VP Sales International	35	136	297	225
General and administrative expense	Companies controlled by the CEO, CFO and Directors	356	$204	878	782

16.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers.

Geographical area information is shown below:

External revenues by Geography for the three and nine months ended September 30

	Three months ended September 30		Nine months ended September 30
(in thousands)	2024	2023	2024	2023

USA	4,774	1,648	6,927	4,478
Canada	198	495	530	1,036
EMEA	891	425	2,651	842
Total	5,863	2,568	10,108	6,356

Non-current asset geographic area information is shown below:

(in thousands)	September 30, 2024	December 31, 2023

Long-term receivable total	$177	$147
Canada
EMEA	177	147

Right of use asset total	$431	$631
Canada	29	112
EMEA	402	519

Equipment total	$146	$175
Canada	-
EMEA	146	175

Intangibles total	$8,039	$7,857
Canada	-
EMEA	8,039	7,857

16.	SEGMENTED INFORMATION (Cont’d)

Product information is shown below:

Revenue by product line for the three and nine months ended September 30,

	Three months ended September 30		Nine months ended September 30
(in thousands)	2024	2,023	2024	2023
Cellular boosters and related accessories	276	778	897	1,800
Rugged devices and related accessories	5,587	1,064	9,211	4,556
Total	5,863	1,842	10,108	6,356

17.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	Nine months ended September 30
	2024	2023
Change in non-cash working capital:
Trade and other receivables	$(1,904,654)	$(631,278)
Prepaids Expenses	(1,411,891)	(54,974)
Inventory	(321,599)	1,596,000
Advances to suppliers	364,785	(1,385,957)
Accounts payable and accrued liabilities	925,013	(489,431)
Deferred revenue	29,252	(149,600)
	$(2,319,094)	$(1,115,240)

During the nine months ended September 30, 2024, the Company paid $1,929,401 (September 30, 2023 - $42,783) in interest and $Nil (September 30, 2023 - $nil) in income taxes.

18.	SUBSEQUENT EVENTS

1.	In October 2024, holders of a total of 483 Class C preferred shares, with a face value of $483,000, opted to convert these Class C preferred shares into 836,969 common shares of the Company. These Class C preferred shares were classified as liabilities and so the Company reduced their liability on the balance sheet by the carrying value cost of these preferred shares in the amount of $568,235 and credited common share capital for the same amount with no gain or loss on extinguishment.

2.	On October 23, 2024, the Company issued 126 Class C preferred shares in lieu of placing common shares in reserve for future conversions. These Class C preferred shares were fair valued as a financial instrument as a liability on the Balance Sheet in the amount of $148,235.

3.	On October 16, 2024 the Company entered into an agreement for the purchase and sale of future receipts in the amount of $1,920,050, repayable with interest in the amount of $2,803,273 based on weekly payments of $50,000 per week for 10 weeks commencing on October 25, 2024 and then payments of $104,694.23 for 22 weeks commencing on January 3, 2025, subject to the Company meeting certain sales targets. The $1,920,500 purchase price includes the receipt of $754,000 plus the rolling over of a previously outstanding sale of future receipts agreement with the same purchaser.

4.	On October 29,2024 the Company’s board of directors approved a resolution to modify the terms of the Class C preferred shares. The authorized number of Class C preferred shares was increased from 1,000 to 2,000 shares. As well, the most favored nations clause has been modified to clarify the definition of a Subsequent Financing.

5.	On October 31, 2024, the Company entered into a Securities Purchase Agreement with a single investor to sell 420 Class C preferred shares for proceeds of $360,000. As part of this Agreement, the Company issued 80,000 common shares as a commitment fee. The 420 Class C preferred share is classified as a financial instrument and is treated as a liability for its fair value at the date of acquisition. As the fair value of the preferred shares exceeds the gross proceeds received, the residual value attributable to the common shares is Nil.